Confidential treatment has been requested by Polo Ralph Lauren Corporation pursuant to 17 CFR 200.83 and this comment response letter omits confidential information (denoted by an “*”) included in an unredacted version of this letter delivered to the Division of Corporation Finance of the Securities and Exchange Commission.

[Letterhead of Polo Ralph Lauren Corporation]

April 25, 2006

Mr. William Choi

Division of Corporate Finance, Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C 20549

Re:	Polo Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended April 2, 2005
Form 10-Q for the Quarterly Period Ended December 31, 2005
File No. 1-13057

Dear Mr. Choi

We are writing in response to the comments contained in the Staff’s letter to Tracey T. Travis, Senior Vice President and Chief Financial Officer of Polo Ralph Lauren Corporation (the “Company”) dated March 28, 2006 (the “Comment Letter”) regarding the above referenced filings. The Staff’s comments and related responses from the Company are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended April 2, 2005

Revenue Recognition, Page F-11

1)

Please tell us when you recognize revenues from products ordered through your web-site. If web-site orders and/or wholesale orders are shipped using FOB destination terms, tell us whether you estimate delivery dates and the significant assumptions you use to do so. If applicable, please also tell us how you assess the accuracy of your estimates given the variability among carriers, methods of transit and on-time performance. In addition, please tell us the amount of deferred revenue, and balance sheet classification, at each balance sheet date.

Response: We hereby advise the Staff that we effectively recognize revenue generated from our e-commerce site, known as Polo.com, when the product is delivered and received by the customer as sales are made on an “FOB destination” terms basis. Based on delivery metrics provided to us by our carrier Federal Express, it took an average of 2.3 days for our customers to receive their shipments during 2005. In order to align our revenue recognition policies with this delivery experience, we have an internal policy that requires a sales cut-off three days prior to the end of any fiscal month. Given our historical experience, we believe this three-day early cut-off window is sufficient to allow for outbound shipments in transit at period end to arrive at their destination taking into account variability among carriers, methods of transit and on-time performance. In this regard, we further advise the Staff that on-time performance is an essential operating metric to our e-commerce business and we continually monitor on-time performance by reviewing such delivery performance reports prepared by Federal Express.

Total sales at Polo.com for the entire last week of our fiscal year ended April 2, 2005 approximated only $*. We did not have any deferred revenue outstanding relating to Polo.com as of April 2, 2005 and April 3, 2004 due to the use of our early cut-off methodology.

2)

We note per review of your web site that you sell gift cards. Please tell us the amount of gift cards you sold in fiscal 2005 and 2004. Please also tell us your accounting policies related to gift cards, including those related to recognition of revenue and breakage.

Response: We hereby advise the Staff that we sold approximately $* of gift cards in each of fiscal 2005 and 2004. We recognize the revenue at the time of redemption, which occurs at the point of sale of our retail merchandise. Due to the various state escheat laws, we do not recognize any revenue by reversing a portion of our deferred income liability based on the estimate of cards that will go unredeemed (‘breakage’). We ultimately remit the balance of unredeemed gift cards, subject to escheat, to the applicable states and, as such, maintain the liability until that time.

Advertising, page F-14

3)

Please explain to us why you believe that consideration paid to customers under your cooperative advertising programs is appropriately characterized as SG&A expense based on the conditions in Issue 1 of EITF 01-9. In doing so, please tell us:

•

The terms and conditions of your cooperative advertising programs, the related terms and conditions contained in customer agreements and the nature and extent of documentation you require from customers to qualify for the allowances;

•	Why you believe the advertising benefits you receive is sufficiently separable from purchases of your products;

•	How you determine the fair value of the advertising benefits you receive; and

•	How you determine that the consideration paid does not exceed the fair value of the advertising benefits received.

Response: We hereby advise the Staff that, as a wholesaler of luxury apparel, we commonly enter into various cooperative arrangements with our customers. We account for these arrangements in accordance with the provisions of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”).

We would like to clarify for the Staff that our disclosures over advertising expense on page F-14 of our Annual Report on Form 10-K for the year ended April 2, 2005, reflect our aggregate advertising costs pursuant to the disclosure requirements of SOP 93-7, Reporting on Advertising Costs. These costs include the cost of all media advertising that we produce and exhibit, not just cooperative advertising. Of the $126.6 million of advertising expense we reported for Fiscal 2005, only $10 million related to cooperative advertising arrangements. We have other cooperative arrangements with our wholesale customers, but those costs are included in other financial statement captions, such as contra-revenue, in accordance with the provisions of EITF 01-9. We will clarify our disclosure presented in our accounting policy note in our Annual Report on Form 10-K for the year ended April 1, 2006. The following summary highlights our accounting and arrangements for cooperative advertising.

In-Store Advertising

We often enter into cooperative advertising arrangements with our customers whereby we contribute to the cost of brochures and catalogs disseminated within department stores that advertise our products, as well as other products sold by the department store. In accordance with the provisions of EITF 01-9, we account for these costs as contra-revenue because these arrangements are not sufficiently separable from our customers’ purchase of our goods.

Out-of-Store Advertising

We often enter into cooperative advertising arrangements with our customers whereby we contribute to the cost of advertising in newspapers and magazines. In accordance with the provisions of EITF 01-9 (and, in particular, example 4), we account for these costs as advertising expenses. As such, these costs are included in the disclosed amount of advertising expenses on page F-14 of our Annual Report on Form 10-K for the year ended April 2, 2005.

These costs are appropriately classified as advertising expenses because they meet both of the conditions specified in EITF 01-9. That is, the identified benefit is sufficiently separable from our customers’ purchase of our products because we could have purchased the advertising directly from the third-party newspaper or magazine publisher. In addition, we can reasonably estimate the fair value of the benefit by reference to the published rate cards made available to us by the third-party publishers. Our wholesale marketing departments also have internal policies that require documentation from our customers to substantiate the advertisements run in the media.

Accordingly, we believe that we have appropriately accounted for and classified our costs relating to cooperative advertising arrangements with our customers, in all material respects, in accordance with the provisions of EITF 01-9.

Note 4 Acquisitions and Joint Venture, page F-20

•	Please tell us the methodology you used to determine the fair value of the intangible assets you identified and recognized upon your purchase of RL Childrenswear

Company. Please also tell us how you treated the license agreement and order backlog of RL Childrenswear in your determination of intangible assets that should be recognized apart from goodwill. Finally, please tell us the primary reasons for the acquisition of RL Childrenswear and the factors that contributed to a purchase price that resulted in recognition of goodwill.

Response: As disclosed in Note 4 to our Annual Report on Form 10-K for the year ended April 2, 2005, we acquired certain assets of RL Childrenswear Company, LLC, (“RL Childrenswear”) in July 2004. RL Childrenswear was the licensee holding the exclusive licenses to design, manufacture, merchandise and sell newborn, infant, toddler and children’s clothing in the United States, Canada and Mexico (the “Childrenswear Business”). We acquired the RL Childrenswear Business in order to obtain more effective control over our brand and increase our earnings from this business. By operating the RL Childrenswear Business ourselves, we are able to better position this line consistently with our other apparel lines, achieve operating efficiencies and realize all of the operating income that the RL Childrenswear Business generates.

The acquisition of the Childrenswear Business occurred prior to the ratification of EITF 04-1, Accounting for Pre-existing Relationships between the Parties to a Business Combination, (“EITF 04-1”) on October 13, 2004. Therefore, pursuant to the transition provisions of EITF 04-1, the consensus was not required to be applied to this transaction, nor were amounts previously recognized as goodwill required to be reclassified to an identifiable intangible asset. As such, the transaction was accounted for under FAS 141, Business Combinations.

The purchase price of our Childrenswear Business was determined by an arm’s-length negotiation with our licensee. In order to complete our purchase price allocation at that time, we engaged Kroll Zolfo Cooper LLC (“Kroll”) to conduct an independent valuation of the net assets acquired. Kroll followed standard valuation practices in determining the fair value of the acquired assets, including cost, income and market-valuation approaches. As a result of the Kroll valuation work, a fair value of approximately $26 million was assigned to inventory, $0.2 million was assigned to order backlog, $2.5 million was assigned to non-compete agreements and approximately $30 million was assigned to customer relationships. The excess of the purchase price over the value of both tangible and identifiable intangible assets was assigned to goodwill in the amount of approximately $210 million. The classification of such excess as goodwill was in recognition of our strategic intention to pursue the transaction in order to regain control and strengthen our brand and exploitation of certain products bearing the Polo brand name. Intangible assets of this kind are indefinite-lived in nature in accordance with FAS 142, Goodwill and Other Intangible Assets.

Accordingly, based on the above, we believe that we have appropriately accounted for the acquisition of the Childrenswear Business, in all material respects.

5.

In future filings, please disclose earnings or losses of equity method investees and minority interest in the net income or loss of subsidiaries separately on the face of your statements of operations. Please also disclose minority interests separately on the face of your balance sheets.

Response: We note the Staff’s comments and will separately disclose earnings or losses of equity method investees and minority interests on the face of our statements of operations in future filings. Historically, such amounts were aggregated in our financial statement caption entitled “other income”.

Minority interest liabilities were $8.4 million and $1.4 million as of the fiscal years ending 2005 and 2004, respectively, and were historically included in our financial statement caption entitled “other noncurrent liabilities”. These balances are not material to either our overall balance sheet, nor are they material to the separately entitled balance sheet line item “other noncurrent liabilities”. Accordingly we do not believe that separate disclosure is warranted. However, pursuant to Article 5-02 of Regulation S-X, we will disclose the balance of our minority interest liabilities in a footnote to the financial statements in our Annual Report on Form 10-K for the year ended April 1, 2006 to the extent minority interests are in excess of 5% of total liabilities.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Note 5 Acquisitions, page 12

6.

We note that you settled all claims under your litigation with Jones as part of your acquisition of the Polo Jean business. Please tell us the methodology you used to measure the fair value of the settlement. Please also tell us how you determined the fair value of the footwear license in connection with your acquisition of Ralph Lauren Footwear Co., Inc. and whether you recognized a settlement gain or loss upon the reacquisition of the license. In future filings, please disclose the valuation method you use to determine the settlement amount of preexisting relationships with acquired entities. Please refer to EITF 04-01, Accounting for Preexisting Relationships between the Parties to a Business Combination.

Response: We hereby advise the Staff that we have both considered and applied the accounting guidance under EITF 04-1 in connection with both our acquisition of the Polo Jeans business which occurred in February 2006, and our acquisition of the Footwear business, which occurred in July 2005. A discussion of each transaction is provided below.

Acquisition of the Polo Jeans Business

As disclosed in Note 5 to our consolidated interim financial statements included in our Quarterly Report on Form 10-Q for the third quarter ended December 31, 2005 (the “Third Quarter 2006 10-Q”), in February 2006, we acquired from Jones Apparel Group, Inc. and subsidiaries (“Jones”) all of the issued and outstanding shares of capital stock of Sun Apparel, Inc. (“Sun”). Sun was the licensee for our men’s and women’s casual apparel and sportswear collection in the United States and Canada (the “Polo Jeans Business”). The acquisition cost before transaction-related costs was $255 million, subject to certain post-closing adjustments. In addition, as part of the transaction, we settled all claims and actions under our pre-existing litigation with Jones pursuant to a separate settlement agreement for a cost of $100 million. As described further below, the negotiations with Jones over the purchase price of the business and the settlement of the litigation were conducted on an arm’s length basis.

Pursuant to the provisions of EITF 04-1, we evaluated the fair market value of both the legal settlement and the business acquired. Based on our evaluation, we concluded that the aggregate consideration exchanged of $355 million should be allocated in proportion to the underlying fair values of the legal settlement and purchased business combination. This resulted in an allocation of $100 million to the legal settlement and $255 million to the purchase of the business. Our key considerations are summarized below:

•

During the fourth quarter of Fiscal 2005, which was less than one year before the consummation of the Polo Jeans transaction, we recorded a $100 million reserve against the risk of loss in our litigation with Jones. This reserve was established in accordance with FAS 5, Accounting for Contingencies, based on the latest available information at that time and represented our best view of our financial exposure. This charge was disclosed publicly in all of our financial statements. Accordingly, in many respects, we believe that the public disclosure of a $100 million estimated settlement cost in this matter set a benchmark for the ultimate settlement cost acceptable to Jones in an arms-length negotiation, especially given the close proximity between the timing of the charge and the beginning of our negotiations over this transaction in fall 2005.

•

As noted above, the negotiations with Jones over both the purchase price for the business and the settlement of the litigation were conducted on an arm’s-length basis. In particular, with respect to the consideration attributable to the legal settlement, we advise the Staff that the parties had contrary economic positions based on the tax treatment of the transaction, which we believe created a natural force to compel the parties to negotiate in good faith. In fact, the bid-ask spread on the legal settlement during most of the negotiations was limited to $25 million, represented by a $75-$100 million settlement range. This narrow band, when coupled with our earlier view in Fiscal 2005 of the estimated loss of $100 million, contributes to the validation of $100 million as the fair value of the legal settlement.

•

The $100 million allocation of value to the legal settlement and $255 million allocation of value to the purchase of the business is consistent with the legal form of the transaction as documented in the purchase and settlement agreements entered into by the parties. Accordingly, the accounting allocation of value is also consistent with the tax allocation of value.

•

We engaged UBS Investment Bank (“UBS”) to independently value the business purchased as part of our due diligence efforts. UBS performed a discounted cash flow analysis and reviewed comparable market transactions. Based on this independent valuation work, the purchase price of $255 million fell within the valuation range. This independent exercise also helped validate our view of value allocation.

Accordingly, based on all of the above considerations, we believe that we have appropriately allocated the aggregate consideration exchanged in this transaction to the legal settlement and purchase of the business, in all material respects, in accordance with EITF 04-1.

Lastly, with regards to the Staff’s comment about disclosure of the valuation method used to determine the settlement amount, we will provide this disclosure in our Annual Report on Form 10-K for the year ended April 1, 2006. We believed that this disclosure was not required in our Third Quarter 2006 10-Q as the transaction was being reported as a subsequent event due to its closing after the quarter-end.

Acquisition of the Footwear Business

As disclosed in Note 5 to our consolidated interim financial statements included in our Third Quarter 2006 10-Q, in July 2005, we acquired from Reebok International, LTD. (“Reebok”) all of the issued and outstanding shares of capital stock of Ralph Lauren Footwear Co., Inc. (“RL Footwear”), as well as certain foreign assets owned by affiliates of Reebok (collectively, the “Footwear Business”). RL Footwear was our global licensee for men’s, women’s and children’s footwear. The acquisition cost before transaction-related costs was $110.5 million, subject to certain post-closing adjustments.

In accordance with EITF 04-1, we evaluated whether the pre-existing licensing relationship being terminated had terms that were reflective of market. Based on this evaluation, we concluded that the pre-existing licensing relationship had terms that were indeed reflective of market and, accordingly, no settlement gain or loss upon the reacquisition of the license was necessary. Our key considerations are summarized below:

•

We reviewed the terms of other licensing agreements entered into by the Company, many of which had been recently renegotiated or newly entered into over the past couple of years. Based on this review and discussions with executives in our licensing business, we concluded that the RL Footwear license had terms that were reflective of current market conditions.

•

We engaged KPMG LLP (“KPMG”) to conduct an independent valuation of the net assets acquired in order to form a reliable basis for our purchase price allocation. KPMG independently validated our position that the RL Footwear license had terms that were reflective of market. The fair value of the footwear license also was based on the independent valuation work performed by KPMG under an income valuation approach.

Accordingly, based on the above, we believe that we have appropriately accounted for the acquisition of the Footwear Business, in all material respects, in accordance with EITF 04-1, including the allocation of value to the footwear license.

If the staff wishes to discuss our response to the Comment Letter, please contact me at 212-318-7232.

Sincerely,

/s/Tracey T. Travis

Tracey T. Travis

Senior Vice President and Chief Financial Officer

Cc:	Roger N. Farah
President and Chief Operating Officer
Jonathan Drucker,
Senior Vice President, General Counsel
Jay S. Levine
Vice President, Corporate Controller
Ed Scheuermann,
Vice President, Corporate Counsel and Secretary